Exhibit (a)(1)(J)

October 12, 2012

Dear Stockholder:

As you know, VerticalBuyer, Inc., underwent a 40-to-1 reverse stock split on February 5, 2005, and then merged with Computer Software Innovations, Inc., a South Carolina corporation, on February 10, 2005. Following the merger VerticalBuyer changed its name to Computer Software Innovations, Inc., a Delaware corporation (the “Company”).

Constellation Software Inc., through an indirect subsidiary, has now launched a tender offer for all of the Company’s capital stock, including the shares of common stock held by you, for $1.10 per share. Additional information about the tender offer is contained in the enclosed material. We encourage you to read it carefully.

Our records indicate that you did not contact Continental Stock Transfer & Trust Company, our transfer agent, to exchange your shares of VerticalBuyer, Inc. following the 40-to-1 reverse stock split. Despite this, you are still entitled to tender your shares of common stock in the tender offer and, subject to the terms and conditions of the tender offer, will receive the offer price of $1.10 per share for each share of Company common stock you were entitled to receive following the 40-to-1 reverse stock split.

The Company’s Board of Directors has, among other things, unanimously determined that the terms of the offer are fair to and in the best interests of the Company and its stockholders and recommended that the Company’s stockholders accept the offer and tender their shares.

Enclosed are the documents necessary to tender your shares. The offer documents contain important information about the tender offer. You should read all of them carefully and in their entirety before making a decision with respect to the tender offer.

If you have any questions about your shares, please contact Bill Pitman or David Hodge, both of Smith Moore Leatherwood LLP, the Company’s outside legal counsel, at (864) 240-2494 or (864) 240-2481, respectively. If you have any questions about the offer or how to tender your shares, please contact Georgeson Inc., the information agent for the offer, at (866) 729-6811.

Sincerely,

Nancy K. Hedrick

President and Chief Executive Officer, Computer Software Innovations, Inc.

900 East Main Street, Suite T • Easley, SC 29640 • toll free: 800.953.6847 • ph: 864.855.3900 • fax: 864.770.0730 • csioutfitters.com